        Faegre Drinker Biddle & Reath LLP

        2200 Wells Fargo Center

        90 S. Seventh Street

        Minneapolis, Minnesota 55402

        +1 612 766 7000 main

        +1 612 766 1600 fax

By EDGAR

July 23, 2021

Ada Sarmento

Joe McCann

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Context Therapeutics Inc. (the “Company”)
Registration Statement on Form S-1
Filed July 2, 2021
File No. 333-256572

Dear Ms. Sarmento and Mr. McCann:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Ada Sarmento and Joe McCann, dated July 12, 2021 (the “Comment Letter”), to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 2, 2021.

The Company is concurrently filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”). The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unit-Based Compensation, page 66

1.            Please address the following regarding your response dated July 1, 2021 to the prior comment in our letter dated May 19, 2021:

•	Revise this section to address the restricted member units granted during the periods presented.

•	Revise to clearly disclose the vesting periods of the options and restricted member units granted during 2021.

•	Revise this section to disclose the proceeds per unit of the convertible preferred units sold in February and March 2021, as well as the conversion ratio of these preferred units into common stock.

•	Tell us and disclose why the company decreased the exercise price of the awards granted on April 30, 2021 to $1.74 compared to the exercise price of $7.14 for the awards granted on February 18, 2021.

•

Revise to more clearly disclose and tell us in greater detail how you determined that the estimated fair value per common unit used for the February 18, 2021 and April 30, 2021 awards was appropriate in light of the sales price of the convertible preferred units in February and March of 2021, and as a bridge to the initial public offering price.

Company Response: In response to the Staff’s comment, the Registration Statement has been revised. Please see the revised page 67, which (i) addresses the restricted member units granted during the periods presented, (ii) discloses the vesting periods of the options and restricted member units granted during 2021 and (iii) discloses the proceeds received per unit of the convertible preferred units sold in February and March of 2021 and the conversion ratio of such preferred units into common stock.

Page 68 of the Registration Statement has been updated to include the revised exercise price for the April 30, 2021 option grants of $4.94, which is equal to the fair market value on the date of grant. Page 68 of the Registration Statement has also been revised to detail why different option grants had different exercise prices.

Page 68 of the Registration Statement has been revised to state that the exercise price for each of the listed option grants was based on management’s best estimates, including various assumptions, in the case of the April 30, 2021 options grants, those assumptions included the sales price of the previously sold convertible preferred units and the assumed initial public offering price.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Ben A. Stacke

Ben A. Stacke

Enclosures

cc:	Martin Lehr, Context Therapeutics Inc.
Alex Levit, Esq., Context Therapeutics Inc.
Walter Mostek, Esq., Faegre Drinker Biddle & Reath LLP

2